38      The May Department Stores Company

Exhibit 21

The May Department Stores Company and Subsidiaries

Subsidiaries of May

The corporations listed below are subsidiaries of May, and all are included in the consolidated financial statements of May as subsidiaries (unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary):

Name	Jurisdiction in which organized

The May Department Stores Company	New York

May Merchandising Company	Delaware

May Department Stores International, Inc.	Delaware

May Capital, Inc.	Delaware

Grande Levee, Inc.	Nevada

Leadville Insurance Company	Vermont

Snowdin Insurance Company	Vermont

David’s Bridal, Inc.	Florida

After Hours Formalwear, Inc.	Georgia

Priscilla of Boston, Inc.	Delaware